Simpson Thacher & Bartlett LLP

900 G STREET, NW
WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500
FACSIMILE: +1-202-636-5502

Direct Dial Number	E-mail Address
+1-202-636-5592	steven.grigoriou@stblaw.com

April 19, 2024

VIA EDGAR

Alison White

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Franklin BSP Capital Corporation

Preliminary Proxy Statement on Schedule 14A filed on March 28, 2024

Dear Ms. White:

On behalf of Franklin BSP Capital Corporation (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission received from Alison White of the Staff on April 5, 2024 relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed on March 28, 2024. The Company will also file a Definitive Proxy Statement on Schedule 14A on or after the date hereof responding to the Staff’s comments. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.

Comment 1: Please provide a copy of the proxy card for review as an attachment to the response letter.

Response: A copy of the proxy card is included herein as Annex A.

Comment 2: Please confirm supplementally that holding a meeting by means of remote communication is consistent with applicable state law and the Company’s governing documents, with citations to the specific language in such documents.

Response: The Company confirms that holding a meeting by means of remote communication is consistent with applicable state law and the Company’s governing documents. The Company refers the Staff to 8 Del. C. § 211(a)(2), which permits that companies incorporated under Delaware law may conduct all-virtual shareholder meetings or virtual/in-person hybrid meetings, and the board of directors of such a company may authorize shareholders and proxyholders to participate in a shareholder meeting by means of remote communication, subject to any guidelines and procedures the board of directors sets forth. The Company also refers the Staff to Article II, Section (i) of the Company’s Bylaws, which states “All meetings of the stockholders shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.”

Comment 3: Please advise whether the Company intends to make any intentional changes to the stockholder meeting format that may impact stockholder participation, including for example, the ability of a stockholder to speaker or ask questions as compared to an in-person meeting.

Response: The Company confirms that the Company does not anticipate making any intentional changes to the stockholder meeting format that may impact stockholder participation, and intends to allow stockholders to participate during the meeting in an orderly manner.

Comment 4: In the third paragraph of the stockholder letter, please explain the procedure by which “street name” stockholders will be able to attend and participate in the meeting. If the necessary information for street name stockholders will be available on the website, please tell us what the website will say.

Response: The Company confirms that the website will provide information for beneficial holders in street name on the procedures they must follow to attend and part participate in the stockholders’ meeting. Such disclosure will note that if a person is a beneficial holder in street name, they will be required to provide proof of beneficial ownership, such as their most recent account statement as of the Record Date, a copy of the voting instruction form provided by their broker, bank, trustee, or nominee, or other similar evidence of ownership.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	April 19, 2024

Comment 5: Please present the proposals in tabular form on one of the first three pages of the proxy statement, as required by Item 22(a)(3)(ii) of Schedule 14A.

Response: The disclosure has been revised accordingly.

Comment 6: Please revise the disclosure under “Information About the Meeting and Voting – How many votes do I have?” to explain what it means for the Preferred Stock to vote on an as-converted basis.

Response: The disclosure has been revised accordingly.

Comment 7: Please revise the disclosure under “Information About the Meeting and Voting – Whom should I call with other questions?” to make the statement of how to obtain the most recent Annual Report more prominent, as required by Item 22(a)(3)(iii) of Schedule 14A.

Response: The disclosure has been revised accordingly.

Comment 8: Please revise the standing director biography for Leslie D. Michelson. In addition, please limit the information provided in the biography to the last five years as specified in Item 401(e)(1) of Regulation S-K.

Response: The disclosure has been revised accordingly.

Comment 9: The Staff is unable to locate the information relating to insider trading arrangements and policies, as required by Item 408(b) of Regulation S-K. Please revise or advise.

Response: The Company’s insider trading policies and procedures are included in its code of ethics, which is filed as an exhibit pursuant to Item 406(c)(1) of Regulation S-K. The disclosure has been revised to clarify that information relating to the Company’s insider trading policies are available in the Company’s Annual Report on Form 10-K.

Comment 10: Please include the Compensation Committee Charter in an Appendix or list the website where it is available, as required by Instruction 2 of Item 407(e)(2) of Regulation S-K.

Response: The disclosure has been revised to include a website link to the Compensation Committee Charter.

Comment 11: With respect to the information from the Company’s Form 10-K incorporated by reference to the proxy statement, please include the undertaking required by Instruction D.2 of Schedule 14A.

Response: The disclosure has been revised accordingly.

* * * * * * *

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	April 19, 2024

Please do not hesitate to call the undersigned at (202) 636-5592 with any questions or further comments or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Richard J. Byrne, Franklin BSP Capital Corporation

Nina K. Baryski, Franklin BSP Capital Corporation

Michael Frick, Franklin BSP Capital Corporation

Stephanie Chaung, Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	April 19, 2024

Annex A

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